UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

HCA Holdings, Inc.

(as successor to HCA Inc.)

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

40412C101

(CUSIP Number)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40412C101

1.	Name of Reporting Person Thomas F. Frist, Jr.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 84,137,913
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 84,137,913
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 84,137,913*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 20.6%[x]
12.	Type of Reporting Person (See Instructions) IN

*	Represents the aggregate number of shares of common stock of HCA Holdings, Inc. held by Hercules Holding II, LLC. See Item 4 of the Statement on Schedule 13G/A.
x	The calculation of the foregoing percentage is based on 407,667,700 shares of voting common stock outstanding as of October 23, 2015 as reported in HCA Holdings, Inc.’s quarterly report on Form 10-Q for the period ended September 30, 2015, filed with the Securities and Exchange Commission on October 29, 2015.

CUSIP No. 40412C101

1.	Name of Reporting Person Thomas F. Frist III
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 84,137,913
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 84,137,913
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 84,137,913*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 20.6%[x]
12.	Type of Reporting Person (See Instructions) IN

*	Represents the aggregate number of shares of common stock of HCA Holdings, Inc. held by Hercules Holding II, LLC. See Item 4 of the Statement on Schedule 13G/A.
x	The calculation of the foregoing percentage is based on 407,667,700 shares of voting common stock outstanding as of October 23, 2015 as reported in HCA Holdings, Inc.’s quarterly report on Form 10-Q for the period ended September 30, 2015, filed with the Securities and Exchange Commission on October 29, 2015.

CUSIP No. 40412C101

1.	Name of Reporting Person Patricia C. Frist
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power 84,137,913
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 84,137,913
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 84,137,913*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 20.6%[x]
12.	Type of Reporting Person (See Instructions) IN

*	Represents the aggregate number of shares of common stock of HCA Holdings, Inc. held by Hercules Holding II, LLC. See Item 4 of the Statement on Schedule 13G/A.
x	The calculation of the foregoing percentage is based on 407,667,700 shares of voting common stock outstanding as of October 23, 2015 as reported in HCA Holdings, Inc.’s quarterly report on Form 10-Q for the period ended September 30, 2015, filed with the Securities and Exchange Commission on October 29, 2015.

CUSIP No. 40412C101

1.	Name of Reporting Person Patricia F. Elcan
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 41,052
	6.	Shared Voting Power 84,289,630
	7.	Sole Dispositive Power 41,052
	8.	Shared Dispositive Power 84,289,630
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 84,330,682*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 20.7%[x]
12.	Type of Reporting Person (See Instructions) IN

*	Represents the aggregate number of shares of common stock of HCA Holdings, Inc. held by Hercules Holding II, LLC and 41,052 shares of HCA Holdings, Inc. held directly by Patricia F. Elcan jointly with her husband and an aggregate of 151,717 shares of HCA Holdings, Inc. held by Mrs. Elcan’s spouse, children and certain trusts at December 31, 2015. See Item 4 of the Statement on Schedule 13G/A.
x	The calculation of the foregoing percentage is based on 407,667,700 shares of voting common stock outstanding as of October 23, 2015 as reported in HCA Holdings, Inc.’s quarterly report on Form 10-Q for the period ended September 30, 2015, filed with the Securities and Exchange Commission on October 29, 2015.

CUSIP No. 40412C101

1.	Name of Reporting Person William R. Frist
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 56
	6.	Shared Voting Power 84,543,571
	7.	Sole Dispositive Power 56
	8.	Shared Dispositive Power 84,543,571
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 84,543,627*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 20.7%[x]
12.	Type of Reporting Person (See Instructions) IN

*	Represents the aggregate number of shares of common stock of HCA Holdings, Inc. held by Hercules Holding II, LLC and 56 shares of HCA Holdings, Inc. held directly by Mr. Frist and an aggregate of 405,658 shares of HCA Holdings, Inc. held by Mr. Frist’s spouse, children, certain trusts and a family limited liability company at December 31, 2015. See Item 4 of the Statement on Schedule 13G/A.
x	The calculation of the foregoing percentage is based on 407,667,700 shares of voting common stock outstanding as of October 23, 2015 as reported in HCA Holdings, Inc.’s quarterly report on Form 10-Q for the period ended September 30, 2015, filed with the Securities and Exchange Commission on October 29, 2015.

CUSIP No. 40412C101

STATEMENT ON SCHEDULE 13G

This is Amendment No. 5 to the Schedule 13G filed with the Securities and Exchange Commission on February 17, 2009.

Pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Act”), and as provided in the Joint Filing Agreement filed as Exhibit 1 to the original Statement on Schedule 13G, each of the persons listed below under Item 2 (each a “Reporting Person,” and collectively the “Reporting Persons”), have agreed to file one statement with respect to their ownership of common stock, par value $0.01 per share (the “Shares”), of HCA Holdings, Inc. (as successor to HCA Inc.) (the “Issuer”).

Item 1.

(a)	Name of Issuer:

HCA Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

One Park Plaza

Nashville, Tennessee 37203

Item 2.

(a)	Name of Person Filing:

Thomas F. Frist, Jr.

Thomas F. Frist III

Patricia C. Frist

Patricia F. Elcan

William R. Frist

(b)	Address of Principal Business Office, or, if None, Residence:

3100 West End Avenue, Suite 500

Nashville, TN 37203

(c)	Citizenship:

See Item 4 of each cover page.

(d)	Title of Class of Securities:

Common stock, $0.01 par value per share.

(e)	CUSIP Number:

40412C101

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Item 3.

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Hercules Holding II, LLC (“Hercules”) held 84,137,913 Shares as of December 31, 2015, or 20.6%, of the common stock of the Issuer based on 407,667,700 shares of voting common stock outstanding as of October 23, 2015 as reported in HCA Holdings, Inc.’s quarterly report on Form 10-Q for the period ended September 30, 2015, filed with the Securities and Exchange Commission on October 29, 2015. The units of Hercules are held by a private investor group, including affiliates of Kohlberg Kravis Roberts & Co. L.P. and affiliates of Dr. Thomas F. Frist, Jr. the founder of the Issuer, all of whom are parties to the limited liability company agreement of Hercules.

Each member of the investment group and its affiliates may be deemed to be a member of a group exercising voting and investment control over the Shares held by Hercules. However, each such person disclaims membership in any such group and disclaims beneficial ownership of such Shares. Affiliates of Kohlberg Kravis Roberts & Co. L.P. have the right under the stockholders’ agreement of HCA Holdings, Inc., dated as of March 9, 2011, to nominate one director of the Issuer, and affiliates of Dr. Thomas F. Frist, Jr. collectively have the right to nominate up to two directors of the Issuer.

Dr. Thomas F. Frist, Jr. directly owns 72,561.6299 units of Hercules and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer by virtue of his membership in Hercules. Dr. Frist may also be deemed to have indirect beneficial ownership in respect of 204,968.4898 units of Hercules, through an indirect pecuniary interest in such units held by his wife, and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer. In addition, Dr. Frist is the trustee of (i) Thomas F. Frist GST Tax Exempt Trust, (ii) Patricia Champion Frist 2013 Grantor Retained Annuity Trust No. 3 and (iii) Patricia Champion Frist 2015 Grantor Retained Annuity Trust and may be deemed to be the beneficial owner of the (i) 72,589.0649, (ii) 340,217 and (iii) 168,876 units of Hercules held by these trusts, respectively, and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer. In addition, Dr. Frist’s wife is the trustee of the Frist Children’s Trust and the Frist Children’s Trust II and Dr. Frist may therefore be deemed to be the beneficial owner of the 387,659.7546 and 6,657,331.3176 units of Hercules held by these trusts, respectively, and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer. Dr. Frist may also be deemed to share voting and dispositive power with respect to 36,629,163.8593 shares of the Issuer beneficially owned by Frisco, Inc., by virtue of his position as a director of Frisco, Inc. Frisco, Inc. has beneficial ownership of 36,629,163.8593 units of Hercules, and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer.

Thomas F. Frist III may be deemed to have indirect beneficial ownership in respect of 9,496.54 units of Hercules, through an indirect pecuniary interest in such units held by his wife, and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer. Mr. Thomas F. Frist III may be deemed the beneficial owner of the (i) 176,002.6721, (ii) 865,177.9845, (iii) 2,155,327.3333, (iv) 95,947.8740, (v) 787,160.9314, (vi) 135,889.7145 and (vii) 76,935.7248 units of Hercules held by (i) Thomas F. Frist III 2013 Annuity Trust I, (ii) The Thomas F. Frist III 2014 Annuity Trust I, (iii) The Thomas F. Frist III 2014 Annuity Trust II, (iv) The Thomas F. Frist III 2014 Annuity Trust III, (v) The Thomas F. Frist III 2015 Annuity Trust I, (vi) The Thomas F. Frist III 2015 Annuity Trust II, and (vii) The Thomas F. Frist III 2015 Annuity Trust III, respectively, each of which he serves as trustee, and the

CUSIP No. 40412C101

aggregate 28,489.62 units of Hercules held by certain trusts for the benefit of his children, each of which his sister serves as trustee, and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer. In addition, Mr. Frist’s wife is the trustee of The Thomas F. Frist III 2007 Family Trust and Mr. Frist may therefore be deemed to be the beneficial owner of the 251,424.0497 units of Hercules held by this trust, and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer. Mr. Thomas F. Frist III may also be deemed to share voting and dispositive power with respect to 36,629,163.8593 shares of the Issuer beneficially owned by Frisco, Inc., by virtue of his position as a director of Frisco, Inc. Frisco, Inc. has beneficial ownership of 36,629,163.8593 units of Hercules, and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer.

Patricia C. Frist directly owns 204,968.4898 units of Hercules and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer by virtue of her membership in Hercules. Mrs. Frist may also be deemed to have indirect beneficial ownership in respect of 72,561.6299 units of Hercules, through an indirect pecuniary interest in such units held by her husband, and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer. In addition, Mrs. Frist is the trustee of the Frist Children’s Trust and the Frist Children’s Trust II and may be deemed to be the beneficial owner of the 387,659.7546 and 6,657,331.3176 units of Hercules held by these trusts, respectively, and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer. Mrs. Frist may also be deemed to be the beneficial owner of the (i) 72,589.0649, (ii) 340,217 and (iii) 168,876 units of Hercules held by (i) Thomas F. Frist GST Tax Exempt Trust, (ii) Patricia Champion Frist 2013 Grantor Retained Annuity Trust No. 3 and (iii) Patricia Champion Frist 2015 Grantor Retained Annuity Trust, respectively, each of which her husband serves as trustee, and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer. Mrs. Frist may also be deemed to share voting and dispositive power with respect to 36,629,163.8593 shares of the Issuer beneficially owned by Frisco, Inc., by virtue of her position as a director of Frisco, Inc. Frisco, Inc. has beneficial ownership of 36,629,163.8593 units of Hercules, and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer.

Patricia F. Elcan directly owns 41,052 shares of the Issuer and 776,573.9641 units of Hercules jointly with her husband. Mrs. Elcan may also be deemed to have indirect beneficial ownership in respect of 34,951 shares of the Issuer and 961,816.289 units of Hercules, through an indirect pecuniary interest in such units held by her husband and her children. In addition, Mrs. Elcan is the trustee of The Patricia Frist Elcan 2015 Annuity Trust I and may be deemed to be the beneficial owner of the 15,941 shares of the Issuer and the 608,847.5002 units of Hercules held by such trust. Mrs. Elcan’s husband is the trustee of Patricia F. Elcan Grat III Trust II and Mrs. Elcan may be deemed to be the beneficial owner of the 23,148 shares of the Issuer and the 437,898.2045 units of Hercules held by such trust. Mrs. Elcan’s husband is also the trustee of Patricia F. Elcan Grat II Trust I and Mrs. Elcan may be deemed to be the beneficial owner of the 11,943 shares of the Issuer and the 225,920.9997 units of Hercules held by such trust. Mrs. Elcan may also be deemed to be the beneficial owner of the 22,049 shares of the Issuer and the 417,093.8945 units of Hercules held by Elcan Investment Partnership. Mrs. Elcan’s husband is the trustee of Elcan Children’s Trust and Mrs. Elcan may be deemed to be the beneficial owner of the 8,495 shares of the Issuer and the 160,712.7998 units of Hercules held by such trust. Mrs. Elcan is the trustee of (i) The Patricia Frist Elcan 2013 Annuity Trust V, (ii) The Patricia Frist Elcan 2014 Annuity Trust II, (iii) The Patricia Frist Elcan 2014 Annuity Trust III, (iv) The Patricia Frist Elcan 2014 Annuity Trust IV, (v) The Patricia Frist Elcan 2014 Annuity Trust V, (vi) The Patricia Frist Elcan 2014 Annuity Trust VI, (vii) The Patricia Frist Elcan 2015 Annuity Trust II and (viii) The Patricia Frist Elcan 2015 Annuity Trust III and may be deemed to be the beneficial owner of the (i) 120,956, (ii) 1,055,791.9574, (iii) 402,986.0894, (iv) 706,405.0893, (v) 218,042, (vi) 62,050.5988, (vii) 790,609.571 and (viii) 227,621 units of Hercules held by these trusts, respectively, and therefore may be deemed to own indirectly the same number of shares of common stock

CUSIP No. 40412C101

of the Issuer. Mrs. Elcan is also the trustee of three additional grantor retained annuity trusts for the benefit of her children and Mrs. Elcan’s husband is the trustee of three additional grantor retained annuity trusts for the benefit of her children and Mrs. Elcan may, accordingly, be deemed to be the beneficial owner of the aggregate of 35,190 shares of the Issuer and aggregate of 665,724.9294 units of Hercules held by such trusts. Mrs. Elcan may also be deemed to share voting and dispositive power with respect to 36,629,163.8593 shares of the Issuer beneficially owned by Frisco, Inc., by virtue of her position as a director of Frisco, Inc. Frisco, Inc. has beneficial ownership of 36,629,163.8593 units of Hercules, and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer.

William R. Frist directly owns 56 shares of the Issuer and 1,065.745 units of Hercules. Mr. William R. Frist may also be deemed to have indirect beneficial ownership in respect of 4,128 shares of the Issuer and 78,155.825 units of Hercules, through an indirect pecuniary interest in such shares and units held by his children and his wife. In addition, Mr. William R. Frist may be deemed the beneficial owner of the 60,678 shares of the Issuer and the 1,147,828.7937 units of Hercules held by the William R. Frist Family Partnership, of which his wife serves as trustee, the 12,623 shares of the Issuer and the 135,889.7145 units of Hercules held by WRF 2015 II LLC, of which he is an officer and a managing member, and the 328,229 shares of the Issuer and the 5,011,542.9777 units of Hercules held by The William R. Frist February 2012 GRAT, of which he serves as trustee. Mr. William R. Frist may also be deemed the beneficial owner of the (i) 369,674, (ii) 1,343,564.9574, (iii) 831,308.3333 and (iv) 49,525.5988 units of Hercules held by (i) The William Frist February 2013 GRAT, (ii) The William Frist February 2014 GRAT, (iii) The William R. Frist 2010 Family Trust and (iv) The William R. Frist November 2014 GRAT, respectively, each of which he serves as trustee, and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer. Mr. Frist may also be deemed to be the beneficial owner of the aggregate 1,562,820.0497 units of Hercules held by three trusts for the benefit of his children, each of which his wife serves as trustee, and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer. In addition, Mr. Frist may be deemed the beneficial owner of the (i) 1,225,739.6894 and (ii) 200,644.4012 units of Hercules held by (i) WRF 2015, LLC and (ii) WRF 2015 IV, LLC, respectively, each of which he is an officer and a managing member, and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer. Mr. William R. Frist may also be deemed to share voting and dispositive power with respect to 36,629,163.8593 shares of the Issuer beneficially owned by Frisco, Inc., by virtue of his position as a director of Frisco, Inc. Frisco, Inc. has beneficial ownership of 36,629,163.8593 units of Hercules, and therefore may be deemed to own indirectly the same number of shares of common stock of the Issuer.

(b)	Percent of class: See Item 11 of each cover page.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See Item 5 of each cover page.

(ii) Shared power to vote or to direct the vote

See Item 6 of each cover page.

(iii) Sole power to dispose or to direct the disposition of

See Item 7 of each cover page.

(iv) Shared power to dispose or to direct the disposition of

See Item 8 of each cover page.

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Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Affiliates of Kohlberg Kravis Roberts & Co. L.P. and affiliates of Dr. Thomas F. Frist, Jr. may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares pursuant to the limited liability company agreement of Hercules Holdings II, LLC. See Item 4 above and Item 8 below.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

As stated in Item 4 above, Hercules Holding II, LLC held 84,137,913 shares as of December 31, 2015, or 20.6%, of the Shares of the Issuer. Hercules Holding II, LLC is held by a private investor group, including affiliates of Kohlberg Kravis Roberts & Co. L.P. and by affiliates of Dr. Thomas F. Frist, Jr., the founder of the Issuer. Each such person may be deemed to be a member of a group exercising voting and investment control over the Shares held by Hercules Holding II, LLC. However, each such person disclaims membership in any such group and disclaims beneficial ownership of the Shares reported on this Schedule 13G. The table below sets forth the persons that may be deemed to be a member of such group, based solely on information received from such persons:

Affiliates of Kohlberg Kravis Roberts & Co. L.P.	Affiliates of Dr. Thomas F. Frist, Jr.

KKR Millennium Fund L.P.

KKR Associates Millennium L.P.

KKR Millennium GP LLC

KKR 2006 Fund L.P.

KKR Associates 2006 L.P.

KKR 2006 GP LLC

OPERF Co-Investment L.L.C.

KKR PEI Investments, L.P.

KKR PEI Associates, L.P.

KKR PEI GP Limited

KKR Partners III, L.P.

KKR III GP L.L.C.

8 North America Investor L.P.

KKR Associates 8 NA L.P.

KKR 8 NA Limited

KKR Fund Holdings L.P.

KKR Fund Holdings GP Limited

KKR Group Holdings L.P.

KKR Group Limited

Dr. Thomas F. Frist, Jr. Thomas F. Frist III Patricia C. Frist Patricia F. Elcan William R. Frist

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Affiliates of Kohlberg Kravis Roberts & Co. L.P.	Affiliates of Dr. Thomas F. Frist, Jr
KKR & Co. L.P. KKR Management LLC Henry R. Kravis George R. Roberts

Each such person has separately complied with its Schedule 13G reporting obligations with respect to the Issuer.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2016

/s/ Natalie H. Cline, Attorney-in-Fact
Thomas F. Frist, Jr.

/s/ Natalie H. Cline, Attorney-in-Fact
Thomas F. Frist III

/s/ Natalie H. Cline, Attorney-in-Fact
Patricia C. Frist

/s/ Natalie H. Cline, Attorney-in-Fact
Patricia F. Elcan

/s/ Natalie H. Cline, Attorney-in-Fact
William R. Frist

EXHIBITS

Exhibit Number	Title

1	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13G filed by Thomas F. Frist, Jr. on February 17, 2009).

2	Power of Attorney of Thomas F. Frist, Jr. (incorporated by reference to Exhibit 24.3 to the Form 3 filed by Thomas F. Frist, Jr. on April 29, 2008).

3	Power of Attorney of Thomas F. Frist III (incorporated by reference to Exhibit 24.3 to the Form 3 filed by Thomas F. Frist III on April 29, 2008).

4	Power of Attorney of Patricia C. Frist (incorporated by reference to Exhibit 24.3 to the Form 3 filed by Patricia C. Frist on April 29, 2008).

5	Power of Attorney of Patricia F. Elcan (incorporated by reference to Exhibit 24.3 to the Form 3 filed by Patricia F. Elcan on April 29, 2008).

6	Power of Attorney of William R. Frist (incorporated by reference to Exhibit 24.3 to the Form 3 filed by William R. Frist on April 29, 2008).